Mail Stop 4561

September 25, 2008

Mr. Stephen M. Sill
Chief Financial Officer
Security National Financial Corp.
5300 South 360 West, Suite 250
Salt Lake City, Utah 84123

      RE: **Security National Financial Corp.**
                Form 10-K for Fiscal Year Ended December 31, 2007
                Form 10-Q for Fiscal Quarter Ended June 30, 2008
                File No. 0-9341

Dear Mr. Sill:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Security National Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis, page 27
General

1.   We note mortgage loans on real estate and construction loans, net of allowance
        for loan losses represent 22% of your total assets at December 31, 2007. SAB
        Topic 11.K requires non-bank holding companies with material amounts of
        lending activities to disclose applicable Industry Guide 3 ("the Guide")
        information. In future filings, please revise to disclose the information required
        by Items III and IV of the Guide to the extent it is relevant and material to your
        operations.

Consolidated Financial Statements
Consolidated Balance Sheets, page 43

2.   Please tell us how your mortgage loans on real estate and construction loans are
        classified (i.e. held for investment or held for sale). If this line item includes
        loans classified as held for investment and held for sale, separately quantify the
        carrying value of these loans as of each balance sheet date.

Consolidated Statements of Cash Flows, page 47

3.   We note your disclosure on page 31 that the majority of mortgage loans
        originated are sold to third-party investors. Please quantify originations and sales
        of mortgage loans for each period presented. Additionally, tell us the specific line
        item(s) where originations and sales of these loans are recorded on your
        Statements of Cash flows. Refer to paragraph 9 of SFAS 102.

Note 1 – Significant Accounting Policies
Investments, page 49

4.   We note your disclosure that mortgage loans held for sale are carried at unpaid
        principal balances, adjusted for amortization of premium or accretion of discount,
        less allowance for possible losses. Paragraph 4 of SFAS 65 requires mortgage
        loans held for sale to be reported at the lower of cost or fair value, determined as
        of the balance sheet date. Please tell us how your accounting policy complies
        with the applicable guidance.

Allowance for Loan Losses and Doubtful Accounts, page 51

5.   We note your disclosure on page 28 that you believe loan loss reserves are
        sufficient to cover reasonable foreseeable *future* loan losses and that your formula
        for determining the provision for such reserves is adequate. In addition, we note

your disclosure under the heading Mortgage Loan Loss Reserve on page 32. Please describe in more detail the specific methodology you use for determining your loan loss reserves, including the applicable accounting guidance. Confirm if true, that your loan loss reserves represent *probable loan losses incurred* as of the balance sheet date.

6.   We note your disclosure regarding mortgage loans held for sale. Please tell us whether you have recorded an allowance for loan losses on these loans. If so, tell us your basis for recording such an allowance.

Mortgage Operations, page 53

7.   We note your disclosure that SNMC receives fees from borrowers and other secondary fees from third-party investors who purchase the loans from SNMC. We also note that SNMC pays brokers and correspondents a commission for loans that are brokered through SNMC. Please tell us, and revise your future filings to disclose, your accounting policy for loan fees (separately for fees received from borrowers and secondary fees from third-party investors) and commissions.

Notes to Consolidated Financial Statements
Note 3 – Investments, page 64

8.   Please tell us whether you held any investments that have been in a continuous unrealized loss position for twelve months or longer as of December 31, 2007 and December 31, 2006. If so, provide us with and disclose in future filings, the disclosures required by paragraph 17a and 17b of FSP FAS 115-1/124-1.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Management's Discussion and Analysis
Mortgage Operations, page 17

9.   We note your disclosure that during the quarter, the Company repurchased and transferred $36,291,000 of mortgage loans previously sold to investors to its long-term mortgage loan portfolio. Please provide us with the following additional information regarding the repurchase and transfer:

- explain why the loans were repurchased, for example, tell us if you were contractually obligated to repurchase the loans;

- tell us how you accounted for the repurchase and transfer, including the applicable accounting guidance; and

- tell us the specific line item where the repurchase is recorded on your Consolidated Statements of Cash Flows.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3474 if you have questions.

Sincerely,

Sharon M. Blume
Reviewing Accountant